Toothy Cow Productions, LLC
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
1001 Servis 1st Checking 3659		39,304.00
1003 U.S. savings bonds and investments		834,043.83
1004 Bill.com Money Out Clearing		0.00
Total Bank Accounts	$	873,347.83
Accounts Receivable		
1101 Accounts receivable (A/R)		0.00
Total Accounts Receivable	$	0.00
Total Current Assets	$	873,347.83
Fixed Assets		
1801 Tools, machinery, and equipment		6,567.92
1901 Accumulated Depreciation		-1,040.61
Total 1801 Tools, machinery, and equipment	$	5,527.31
Total Fixed Assets	$	5,527.31
TOTAL ASSETS	$	878,875.14
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2001 Accounts Payable (A/P)		117,410.20
Total Accounts Payable	$	117,410.20
Credit Cards		
2100 SouthWest Credit Card		
2101 SouthWest CC 2308		0.00
2102 SouthWest CC 5820		3,289.91
Total 2100 SouthWest Credit Card	$	3,289.91
Total Credit Cards	$	3,289.91
Other Current Liabilities		
2201 Accrued Expenses		0.00
2301 Accrued Payroll		37,343.63
2500 Income Tax Payable		8,651.00
Total Other Current Liabilities	$	45,994.63
Total Current Liabilities	$	166,694.74
Total Liabilities	$	166,694.74
Equity		
3000 Shareholder's Investment		6,876,963.55
3100 Additional paid in capital		917,702.50
3200 Opening balance equity		0.00
3300 Retained Earnings		-1,913,162.67
Net Income		-5,169,322.98
Total Equity	$	712,180.40
TOTAL LIABILITIES AND EQUITY	$	878,875.14

Toothy Cow Productions, LLC
Profit and Loss
January - December 2022

		Total
Income		
Total Income		
Cost of Goods Sold		
Cost of goods sold		
5101 Story Salaries & wages		401,381.30
5102 Story Payroll Taxes		21,788.88
5103 Story Contract Labor		317,294.35
5105 Story Facility Rental		4,200.00
5201 Art Payroll		197,829.85
5202 Art Payroll Tax		12,598.67
5203 Art Contract Labor		448,096.50
5301 Animation Payroll		446,350.44
5302 Animation Payroll Tax		35,314.83
5303 Animation Contract Labor		1,309,346.91
5403 Post-Production Contract Labor		80,537.08
5405 Post-Production Facility Rental		2,204.40
5501 Production Payroll		879,445.54
5502 Production Payroll Tax		65,230.78
5503 Production Contract Labor		56,581.25
Total Cost of goods sold	$	**4,278,200.78**
Total Cost of Goods Sold	$	**4,278,200.78**
Gross Profit	-$	**4,278,200.78**
Expenses		
6003 Overhead Contract Labor		16,405.00
6006 Overhead Travel		22,172.26
6007 Overhead Office Expense		25,775.25
6008 Overhead Meals		3,819.81
6009 Overhead Dues & subscriptions		44,503.51
6010 Overhead Marketing/Promotional		710,915.41
6011 Overhead Insurance		3,955.14
6013 Overhead Bank fees & service charges		876.64
6014 Overhead Legal Fees		53,759.10
6015 Overhead Accounting fees		21,289.00
6016 Overhead Entertainment		1,082.64
7018 Overhead State Taxes		15,640.66
Contract labor		-21,069.00
Depreciation Expense		1,040.61
Total Expenses	$	**900,166.03**
Net Operating Income	-$	**5,178,366.81**
Other Income		
7010 Interest earned		9,043.83
Total Other Income	$	**9,043.83**
Net Other Income	$	**9,043.83**
Net Income	-$	**5,169,322.98**

Statement of Stockholders Equity

	Common Units	Preferred Units	Contributed Capital	Accumulated Deficit	Total Members' Equity
Issuance of founders' common units	15,000,000				
Issuance of preferred units for cash		6,640,713	$ 7,212,358		$ 7,212,358
Offering Expense			$ (335,386)		$ (335,386)
Equity-based compensation	1,384,350	307,036			$ 917,703
Net Loss					$ (7,082,495)
Balance as of December 31, 2022	16,384,350	6,947,749	$ 6,876,972		$ 712,180

Toothy Cow Productions, LLC.
Notes to the Financial Statements
December 31, 2022

Organization

Toothy Cow Productions, LLC (the “Company” or “TCP”) is a Tennessee limited liability company, formed on March 9, 2021 solely to develop and produce an episodic television series entitled The Wingfeather Saga. The Series is based on the 4-book Wingfeather series by Andrew Peterson. The company is a subsidiary of Shining Isle Productions, LLC. The officers of the Company are officers or owners of Shining Isle Productions, LLC.

Net Loss

These are expenses against fundraising and the production of The Wingfeather Saga Season 1. Operating expenses other than the production of Season 1 and 2 were $1,902,877.56. These expenses were primarily attributable to $1,552,183 in advertising and marketing associated with crowdfunding, $120,077.35 in legal and professional fees, and $175,000 in royalties, meals, and travel expenses. As of December 31, 2022, $5,179,598 of costs were incurred in the direct production of video content.

The Angel Portal fees were deduced directly from funds raised before distribution to Toothy Cow Productions, LLC.

I, James Chris Wall, certify that the financial statements of Toothy Cow Productions, LLC included in this Form are true and complete in all material respects.

By: J Chris Wall
James Chris Wall, Manager